August 31, 2007	Robert W. Sweet, Jr. Boston Office 617.832.1160 rws@foleyhoag.com

Via EDGAR

Eduardo Aleman, Esq.
Office of Electronics and Machinery
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.W.
Judiciary Plaza
Mail Stop 6010
Washington, D.C. 20549-6010

  Re:
  Power Medical Interventions, Inc.
  Amendment No. 1 to Registration Statement on Form S-1
  Filed July 27, 2007
  File No. 333-142926

Dear Mr. Aleman:

        In response to the comments of the staff of the Securities and Exchange Commission (the "Staff") set forth in Ms. Peggy A. Fisher's letter of August 21, 2007 (the "Comment Letter") regarding the above-referenced Amendment No. 1 to the Registration Statement on Form S-1 ("Amendment No. 1"), we submit on behalf of Power Medical Interventions, Inc. ("PMI" or the "Company"), the information set forth below.

Artwork

1.
Please revise the legend at the bottom of the page to state clearly whether the product depicted has received FDA approval and whether it has been approved for sale. Also, in view of possible unforeseen delays and the uncertainty regarding FDA approval, delete the language, "Expected to be available in the fourth quarter of 2007."

        Response.    The Company has revised the artwork as suggested.

Management's Discussion and Analysis, page 39

2.
We note your response to comment 11 in our letter to you dated June 8, 2007. Revise this section to disclose that your revenue during the first half of 2007 was lower than expected and explain the reasons your revenue for the period did not meet expectations.

        Response.    The Company has provided the suggested disclosure at page 41.

Six months ended June 30, 2006 compared to the six months ended June 30, 2007, page 48

3.
Expand your disclosure to explain why you had fewer direct sales representatives in the first six months of 2007 compared to the corresponding period in 2006.

        Response.    The Company has provided explanatory disclosure at page 50.

4.
We note your reference to "continuing problems" with PLC 60 reload cartridges in your response to prior comment 11. Update your disclosure to explain the status of such "problems" and the results of your initiatives discussed on page 40 to improve your supply chain and manufacturing.

        Response.    The Company has updated the disclosure at page 49 to indicate that it believes that the problems relating to supply of reload cartridges have been substantially resolved and that reloads will be fully available starting in the fourth quarter. The Company has also expanded the disclosure at page 40 to indicate that the operational initiatives described have not yet been fully implemented and that further improvements are required.

Critical Accounting Policies and Estimates, page 44.

Stock-based Compensation, page 45

5.
Please refer to prior comment 11. We note the proposed changes in your disclosure. Since you used the fair-value-based method to account for compensation during the last twelve months, it appears that disclosures based on fair value are more appropriate than intrinsic value, consistent with footnote 61 to paragraph 180 of The AICPA Audit and Accounting Practice Aid Series: Valuation of Privately-Held-Company Equity Securities Issued as Compensation. In addition, please disclose each significant factor contributing to the difference between the fair value as of the date of grant and the estimated IPO price for options granted during the twelve months prior to the date of the most recent balance sheet.

        Response.    The Company has deleted the disclosure of the hypothetical intrinsic value of options granted during the twelve months prior to the date of the most recent balance sheet. In addition, the Company has provided disclosure concerning the significant factors contributing to the difference between the fair value as of the date of grant and the estimated IPO price for options granted during the specified period, consistent with the information provided supplementally to the Staff in the Company's response dated July 27, 2007.

Compensation Discussion and Analysis, page 86

Employment Agreements, page 91

6.
We note the added disclosure in response to prior comment 17. Given that the likelihood that your executive officers will achieve the performance targets depends on whether you achieve your internal operating plan, please revise to disclose how likely it will be for you to achieve your internal operating plan for 2007. Your disclosure should be more than general statements regarding the level of difficulty, or ease associated with achieving performance goals. Please provide as much detail as necessary without providing information that would result in competitive harm.

        Response.    The Company has revised the disclosure at page 93 to indicate that it has concluded, in light of the lower than expected revenues for 2007 to date disclosed elsewhere in the document, that it is unlikely that the performance targets set forth in the applicable agreements will be met.

Financial Statements, page F-1

Consolidated Balance Sheets, page F-3

7.
The amount recorded for deferred equity offering costs as of December 31, 2006 has not been accounted for in the computation of total current assets and total assets. We note disclosure of this item in Note 2 on page F-11. Please recalculate and make all appropriate revisions.

        Response.    The Company has made appropriate revisions on the consolidated balance sheet pursuant to the Staff's comment.

Note 2 Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-12

8.
Please refer to prior comment 26. We note that you re-deploy power consoles to other customers if the current user of the equipment is not using it on an active basis. Tell us what happened to the remaining excess units written off in 2005 and whether or not such units are being used for re-deployment. If so, tell us and disclose how you accounted for these transactions.

        Response.    The power consoles, FlexShafts, remote control units and mobile carts that were written off in 2005 remain in storage in a warehouse facility and to date none have been used for re-deployment.

9.
Please see prior comment 26. You respond that you transferred power consoles, FlexShafts, remote control units and mobile carts from inventory to property plant and equipment in 2005. Please quantify and disclose this non-cash investing activity and, as necessary, revise your statement of cash flows to properly exclude this non-cash activity.

        Response. The Company has revised the statement of cash flows to properly exclude this non-cash investing activity and to provide the appropriate disclosure pursuant to the Staff's comment.

10.
Please tell us and disclose the amount of loaner equipment included in property, plant and equipment at each balance sheet date.

        Response.    The net book value of loaner equipment included in property, plant and equipment as of December 31, 2005 and 2006, and as of June 30, 2007 is $606,000, $318,000 and $232,000, respectively. The Company has expanded the property, plant and equipment disclosure in Note 3 to separately report these amounts.

11.
Please see prior comment 26. Please tell us and disclose the amortization period and method for the loaner equipment.

        Response.    The Company computes depreciation on the loaner equipment using the straight-line method over the estimated useful life of the equipment of three years. The Company has added the appropriate disclosure to Note 2 in response to the Staff's comment.

12.
Further, you respond that you concluded that you would likely not be able to use all of the loaner equipment you previously had on hand due to obsolescence given "the market resistance to complete system sales and the anticipated changes in technology" that will occur upon your introduction of the i60 linear stapler. Please tell us how the release of the i60, which you expect in the fourth quarter of 2007, has impacted your evaluation of the amortization period and impairment of the loaner equipment.

        Response. The i60 linear stapler, the first product incorporating the Company's next generation wireless, untethered technology, is expected to be released during the fourth quarter of 2007. However, there will be a transition period as the Company migrates its remaining products to the new technology platform, and during this period the Company will continue to market and support many of its Intelligent Surgical Instruments in their existing tethered configuration utilizing a power console and FlexShaft, such that the use of loaner equipment will still be required to some extent. The estimated useful life of three years originally established for the loaner equipment was, in part, determined based upon the anticipated timing of the introduction of the Company's next generation technology. The loaner equipment currently on the Company's books will be fully amortized during 2008, which the Company believes appropriately reflects the remaining period of utility of such equipment.

13.
Please tell us and disclose where you include the depreciation expense related to the loaner equipment. If the amount is not included in cost of sales, please tell us in sufficient detail regarding the basis for your classification of these costs.

        Response.    Depreciation expense for the loaner equipment is included in cost of sales in the consolidated statements of operations. The Company has expanded the disclosure in Note 2 pursuant to the Staff's comment.

Note 15. Subsequent Events (dated May 3, 2007), page F-32

14.
You updated the financial statements to include interim financial information for the six months ended June 30, 2007. Please explain why this note includes events that occurred prior to the date of the latest balance sheet as a subsequent event. While the events may be subsequent to the date of your annual financial statements, they are not subsequent to the date of your interim financial statements. Since you have elected to combine the presentation of the annual and interim financial statements, you should include the appropriate disclosures for both your annual and interim periods in the notes.

        Response. The Company has revised the notes to the consolidated financial statements to include appropriate disclosures for the annual and interim periods presented in the appropriate locations, and to confine the disclosure in Note 15 to developments that occurred after the date of the most recent balance sheet.

15.
For example, you include significant information regarding the March 2007 convertible senior secured promissory notes in the subsequent events footnote. This presentation may be confusing for an investor since this event occurred within the periods presented within the financial statements. In addition, due to the significance of the notes, a more prominent placement may be warranted.

        Response. The Company has revised the notes to the consolidated financial statements pursuant to the Staff's comment. See response to Comment 14.

16.
Further, we note that you have limited your subsequent events disclosures to the period through May 3, 2007. Please update the subsequent events note, or explain why this limitation is appropriate.

        Response. The Company notes that the May 3, 2007 date included in our previous filing referred to the dual dating by our auditors, Ernst & Young LLP, of their opinion on our consolidated financial statements as of December 31, 2006 and for the three years in the period then ended. As of the date of the previous filing, there had been no significant subsequent events from May 3, 2007 through the date of the filing. The Company has included as Note 15 a subsequent events (unaudited) footnote in this filing to appropriately address events that occurred subsequent to the date of the latest balance sheet included in the filing.

17.
Please refer to prior comment 45. Please clarify, similar to your response that once a conversion event occurs the holder may convert the notes at any time from the occurrence of the event through the maturity date of the notes.

        Response. The Company has updated the disclosure in Note 12 to the consolidated financial statements to clarify that once a conversion event occurs, the holder of the senior secured promissory notes may convert the notes at any time from the occurrence of the event through the maturity date of the notes.

18.
Please refer to prior comment 45. Please tell us and disclose how the terminal value is considered a part of the conversion amount for purposes of determining the conversion rate. We note that the discussion of your conversion rights defines the conversion amount as the face amount plus accrued interest and does not appear to include the terminal value.

        Response. The terminal value of the senior secured promissory notes is considered part of (i.e. included in) the conversion amount for purposes for determining the conversion rate. The Company has updated the disclosure in Note 12 to clarify this fact pursuant to the Staff's comment.

19.
Please refer to prior comment 45. Please disclose the significant redemption terms of the notes.

        Response. The Company has updated the disclosure in Note 12 to the consolidated financial statements to disclose the significant redemption terms of the senior secured promissory notes pursuant to the Staff's comment.

20.
Please refer to prior comment 45. Please disclose the significant terms of the registration rights agreement.

        Response. The Company has updated the disclosure in Note 12 to the consolidated financial statements to disclose the significant terms of the registration rights agreement for the senior secured promissory notes pursuant to the Staff's comment.

21.
Please refer to prior comment 45. Please disclose, similar to your response, that the contingent interest feature is an embedded derivative that you have separated from the host and your conclusions about its value.

        Response. Pursuant to the Staff's comment, the Company has updated the disclosure in Note 12 to the consolidated financial statements to disclose that the contingent interest feature is an embedded derivative that has been separated from the host instrument and to state the Company's conclusion that the value of the derivative is not material at June 30, 2007.

22.
Please refer to prior comment 45. Please provide us with your analysis of the Terminal Value provisions under SFAS 133.

        Response.    The provisions of the terminal value of the senior secured promissory notes ("the Notes") are as follows: (i) the terminal value will be due upon redemption or conversion or the Notes, (ii) the terminal value will be considered part of the conversion amount for purposes of determining the conversion rate of the Notes or (iii) the terminal value be due upon maturity or acceleration as part of the principal amount of the Notes. In any case, the terminal value will equal the amount equal to 7% per annum of the then applicable principal from the closing date (March 30, 2007) to the earlier of (x) the initial declaration of effectiveness of the registration statement (as defined in the Registration Rights Agreement) and (y) maturity, provided that if the registration statement is declared effective, the accretion of the terminal value payment will run, or will be deemed to run, only to the first conversion event, with the effect that any such accretion from that conversion event until that effective date will cease for all purposes of calculating the terminal value payment.

        To summarize, the terminal value is earned by the holder of the Notes over a period of time commencing on the closing date (March 30, 2007) through the earlier of the initial declaration of effectiveness of a registration statement or maturity of the Notes, provided that the accretion will cease upon the occurrence of the first conversion event should a registration statement be declared effective. The terminal value will be paid to the holders of the Notes in cash upon the redemption or maturity of the Notes. The terminal value will be included in the conversion amount upon the conversion of the Notes by the holder. Accordingly, the 7% terminal value accretion will be realized by the holder regardless of conversion, redemption or maturity of the Notes.

        The Company has therefore recorded the 7% accretion of the terminal value as interest expense commencing with the issuance of the Notes, and will continue to record the accretion as interest expense through the dates described above as the amounts will be due to the holder of the Notes either in cash or in equity upon conversion. Upon the occurrence of a conversion event, the Company will need to analyze the accreted terminal value payment in its analysis of the embedded conversion feature of the Notes in accordance with SFAS 133 and EITF 00-19, as well as in its analysis of a potential beneficial conversion feature in accordance with EITF 98-5 and EITF 00-27. Please refer to the Company's response to Comment 45 in its response letter dated July 27, 2007 for a prospective analysis of such features.

        Thank you in advance for your assistance with this filing.

Very truly yours, /s/ Robert W. Sweet, Jr. Robert W. Sweet, Jr.

Enclosures

cc:
Jeffrey L. Quillen, Esq.
Michael P. Whitman, Power Medical Interventions, Inc.
John P. Gandolfo, Power Medical Interventions, Inc.
Christopher M. Kelly, Esq.